7/17

07025331

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RockBay PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34988 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/18/07

RocheBay PLC

ARIS
3-31-07

RECEIVED

Roche Bay plc

2007 Annual Report



About Roche Bay

Roche Bay plc is a mineral assets holding company that owns extensive mineral leases on the Melville Peninsula in Nunavut, northeastern Canada. Roche Bay's holdings cover what is believed to be one of the largest known bodies of magnetite iron ore in the world.

The Roche Bay ore deposits lie in two groups on the Melville Peninsula. The smaller Eastern deposits are five to ten kilometers from a natural harbour on Roche Bay with 20+ meter water depths, and the larger Western deposits are some 120 kilometers away on the western side of the peninsula.

Roche Bay is currently focused on the development of its Eastern deposits with the help of its operating and managing partner, currently named Advanced Explorations Inc. (AEI). A newly-agreed joint venture with AEI refocuses Roche Bay into a holding company with a large economic interest in the assets, but no requirement to manage their development.

A staged earn-in agreement gives AEI an option to acquire up to a 50.1% equity interest in Roche Bay's Eastern deposits and to become operator of the exploration and construction project by achieving specified milestones. Under the agreement, AEI assumes responsibility for raising financing and managing the completion of feasibility studies. Once these are completed, the agreement provides for formation of a joint venture, in which AEI will be responsible for the financing, design, construction and operation of a mine and processing plant producing at least 6 million tonnes per year of iron concentrates or pellets.

Roche Bay plc is domiciled in Gibraltar. Its shares (symbol RCHBF) trade in the United States over-the-counter market. Its majority shareholder is Borealis Exploration Limited (US OTC: BOREF).

Contents

The Cover

The cover photograph, taken from a point on the Eastern deposits, shows the regional terrain and Roche Bay in the distance.

Management's Letter to Members

June 20, 2007

Dear Fellow Members,

The past eighteen months have been a transformational period for Roche Bay. We have moved from owning a dormant, unexploited asset to becoming a mining exploration company and then to a holding company with increasingly valuable assets. Exploration work on one of our iron ore properties is now underway, we have a capable joint venture partner doing the work, we have an ore off-take option with a core customer, and we have defined the work needed to get a mine into production, thus generating revenues and income.

For more than 40 years, Roche Bay and its predecessor company have owned permits and leases to two large iron ore deposits in Nunavut, on the Melville Peninsula in northeastern Canada. These iron ore formations are known as the Eastern and Western deposits. We have for many years intended to develop first the smaller Eastern deposits, which are only 5-10 kilometers from the sea, and thus easily accessible. We began the year believing that in the Eastern deposits we held a mid-sized resource close to tidewater.

We ended the year having learned that we had massively underestimated the size of the Eastern deposits. As a result of the work we did last year, we now own a property that has a geological report compliant with Canadian National Instrument 43-101 and an aeromagnetic signature on only one of the ore bodies (the "C" ore body) of over 300 hectares. To put that into perspective, it is like having one square mile, or *over three square kilometers, of iron formation.* How much mineable resource that contains we do not yet know, but it is certainly substantially more than we had previously believed.

While it is too early to tell how much actual resource the ore body contains, it does suggest that the Roche Bay ore assets represent something of significant worth, whose size and proximity to a natural deepwater port make them a very compelling proposition to develop, although the Arctic climate brings its own specific challenges. If these deposits were located in Wales, for example, they would have been developed 100 years ago and would probably still be delivering ore to Western Europe. As our properties are in the Arctic, development will be neither simple nor inexpensive. The development of a mine will be challenging but very rewarding for our shareholders. In fiscal 2007 we made large leaps forward toward meeting the challenges and capturing the rewards.

The AEI Joint Venture

The biggest issue we faced during the year was our corporate structure, which made it difficult to raise the capital required. We resolved this problem by creating a joint venture with a Canadian company, Advanced Explorations Inc. (AEI). AEI is capable of both attracting the capital needed and managing the exploration and development work. This joint venture, in which Roche Bay will eventually have a 49.9% interest, covers only our Eastern deposits; Roche Bay retains 100% ownership of the Western deposits.

The agreement provides that AEI will raise the needed capital, up to C$1.8 billion, conduct the exploration and development, and build and operate the mine on behalf of the joint venture. Thus AEI will become the project's operator, responsible for its financing, management and operation, while Roche Bay will become effectively a holding company.

As part of the joint venture agreement, most members of our excellent exploration team have now joined Advanced Explorations, where they will continue to serve the project and work toward bringing the property into production. This joint venture delivers considerable additional exploration and technical expertise to the Roche Bay project, most notably in the form of AEI's CEO John Gingerich, whose abilities and strengths are well known in the mining industry. The combined team, along with newlyraised funding that should carry the project through exploration and into the development cycle, puts us on a sound footing to deliver a successful drilling programme.

In real terms, the joint venture agreement enhances the viability of the Roche Bay project and should deliver a successful mine. In return, however, we have ceded operating control over the Eastern property and cannot decide the size or type of mine beyond a minimum tonnage of 6 mt/yr. By the time actual mine construction begins, Roche Bay's interest will be reduced to 49.9%.

Becoming a Holding Company

This means that for practical purposes Roche Bay will become a mineral assets holding company that reviews, advises on and audits AEI's operational progress in meeting our agreed milestones. Looking forward, while Roche Bay plc may look at other businesses, it remains most likely that we are going to be an iron ore holding company concerned solely with the development and exploitation of two Roche Bay projects.

The first project is development of the Eastern deposits, those we have put into the joint venture with AEI. We now believe that these deposits are sufficiently large to enable a large mine to operate for decades to come. This is the project to which we expect investors will assign value and use as the basis for estimates of our foreseeable future cash flows.

The Western deposits historically were estimated to be several times the size of the East. Given these relative sizes, the Western deposits are unlikely to be developed for at least the next 20 years. However, we expect over the next few years to undertake some minor exploration to more fully assess the real value and potential of these Western deposits going forward.



Part of the 2007 exploration camp at Roche Bay. About 35 people are now working there.

First Dividend

As part of the agreement, Roche Bay has received rights to a 33% interest in AEI in the form of rights to purchase 12 million AEI shares. Roche Bay, in turn, has enabled its shareholders to participate directly in AEI by declaring a dividend of one-half share purchase right in AEI shares for each Roche Bay share owned. This dividend—the first in Roche Bay's history—was authorized this month for shareholders of record 4 June 2007, and will be distributed in October pending us having sufficient reserves available for the distribution. The balance of the AEI share rights will be retained by Roche Bay and we intend over time to sell some or all of the AEI share rights we have retained to provide liquidity for Roche Bay, while holding as a core asset our carried 49.9% interest in the Eastern deposits project.

Future Plans

During the current fiscal year, we plan to complete a corporate continuance to another jurisdiction in order to rationalize our corporate structure, and we will request Member approval for such a move within a few months. We anticipate that the primary funding of Roche Bay's activities for the next five to seven years will be achieved through converting some of our Advanced Explorations share rights into cash.

We would like to take this opportunity to thank all those who helped Roche Bay get to this point and who are now moving to Advanced Explorations. The foundation for our recent progress was laid through years of discovery, exploration and maintenance that came before the current efforts. Many creative, dedicated and visionary people made possible the progress our current team has achieved. Building on their efforts is the hard-working and talented team of Danie Botes, Dirk Swartz, Hendrik Bosman, and Candace Ramcharan, all of whom have now become part of the AEI team. In particular we want to highlight the contribution of two members of the team: Danie Botes, without whom none of the last year's initial exploration work would have been possible; and Candace Ramcharan, who has been with the Roche Bay project now for over five years, was part of a very small team during our early development years, and became an expert on everything from permitting to shipping.

With the advances made this year, Roche Bay is now in a far stronger position than ever before. We are now in a position actually to begin to realize the value of the Eastern deposits and have part ownership of a producing mine. We would like to thank all our stakeholders for their support, and wish you all a happy and successful year ahead.

Yours sincerely,

Peter Vanderwicken
Chairman

Benjamin J. Cox
President and Chief Executive Officer

Management's Discussion and Analysis of Financial Results

Our loss for the year was $1,639,300 compared to $1,021,629 for 2006. This larger loss reflects Roche Bay's transition during the year from a dormant company to a company with an exploration camp and associated expenses. The Company had a small summer exploration and development program in the Eastern deposits last year that cost $1,517,244. After the close of fiscal 2007, the Company made a further transition, to a mineral asset holding company. Advanced Explorations, Inc. has now assumed responsibility for financing, managing, and operating the exploration and development program exploiting the Company's Eastern deposits at Roche Bay.

As we are no longer the operator of the project we do not expect to incur the same level of cost in fiscal 2008 and thereafter. A small management team will be retained to inter alia, monitor the progress of the project, monitor the achieving of set milestones, and assist the venture partner in any way required to ensure success and achievement of our common aims. In this fiscal year we anticipate the need to establish a formal office in Europe which will increase head office costs. Going forward, we hope to be able to fully fund the Company by selling over time portions of our ownership of Advanced Explorations share rights.

Forward Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

DIRECTORS AND OFFICERS

Directors	Appointed	
Benjamin J. Cox	1 Aug 2001	Director, President and Chief Executive Officer
Joseph J. Cox	1 Aug 2001	Director
Peter Vanderwicken	11 Sept 2001	Director, Chairman of the Board
John W. Abernethy	27 Mar 2003	Director
Daniel M. Botes	20 June 2006	Director
Pelagie Sharp	27 Mar 2003	Director
Melinda K Moore	20 June 2006	Director (Resigned 7 December 2006)

OFFICERS

Benjamin J. Cox, President and Chief Executive Officer
Moshe R. Cohen, Controller

Officers during fiscal 2007 who have resigned from Roche Bay and joined Advanced Explorations, Inc., as of 1st June 2007

Daniel M. Botes, Chief Operating Officer
Dirk P. Swartz, Vice President – Engineering
Candace Ramcharan, Vice President – Business Development

Registered Office

Suite 3G, Eurolife Building
1 Corral Road
Gibraltar

Secretary

STM Fidecs Management (Gibraltar) Limited
Montagu Pavilion
8-10 Queensway
Gibraltar

Corporate Counsel

Clyde & Co.
51 Eastcheap
London EC3M 1JP
England

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

ROCHE BAY

PUBLIC LIMITED COMPANY

Gibraltar Registered No. 60527

Financial Statements

for the year ended 31 March 2007

Directors' Report

The directors submit their report and the audited financial statements for the year ended 31 March 2007.

Corporate Profile

The Company was incorporated in Gibraltar on 11 February 1997. The Company's shares are publicly traded in the United States over-the-counter (OTC) market and quoted as RCHBF on www.pinksheets.com with the yearly high price at $17.60 per share, and the low at $3.30 per share.

Activities

At fiscal year-end the Company held 100% interest in seven 21-year renewable Government of Canada Mineral Leases on 10,973 acres located near Roche Bay, on Melville Peninsula, in the Baffin Mining District of Nunavut, Canada, which contain one of the world's largest undeveloped magnetite (Fe_3O_4) deposits.

On 4 June 2007, the Company concluded an Option and Farm-Out Agreement with Advanced Explorations, Inc. (AEI), a Canadian company, under the terms of which AEI can earn up to a 50.1% interest in four of the Company's leases, those covering the Eastern deposits, by completing certain exploration and development milestones and obtaining a mining permit. The agreement further provides that Roche Bay's share of the exploration, development, and construction costs of a mine to exploit the Eastern deposits will be carried until the mine is in production. When a mining permit is received, a joint venture with AEI becomes effective; this joint venture, to be managed and operated by AEI, will operate the mining and associated processing facilities on behalf of the two partners.

Results and Review of Business

The results for the year are shown in the Profit and Loss Account on page 14.

Borealis Exploration Limited ("Borealis"), the ultimate parent company, transferred in 1997 certain mineral rights to the Company pursuant to the terms of a Mining Rights Transfer Agreement. In exchange for acquiring these rights, the Company issued 5,200,000 shares valued at $52,000 to a subsidiary of Borealis, assumed various existing encumbrances on the mineral properties, and assumed a contingent obligation valued at $1,874,675. This contingent obligation has now been assumed by Borealis Exploration Limited. The Company intends to retain its interest in the 21-year renewable Government of Canada Mineral Leases covering 10,973 acres on the Melville Peninsula.

These financial statements have been prepared in accordance with Gibraltar GAAP (generally accepted accounting principles), with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As of 31 March 2007, the Company had net assets of $5,786,132 (2006 - $3,741,721).

Since fiscal year-end, Roche Bay has obtained certain share purchase rights in AEI as a result of the agreements described above. Roche Bay should be able to via the sale of some of these Advanced Explorations share rights to fund itself for the next five to seven years. However, there can be no assurance that the Company's efforts to sell the rights will be successful, and Roche Bay may be forced to issue additional equity to fund itself. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Subsequent Events

As discussed above, the company concluded an Option and Farm-Out Agreement with Advanced Explorations, Inc. A summary of this agreement, and a subsequent Joint Venture Agreement with AEI, is in Note 14 to the financial statements. In summary, the Company gave up in a staged farm-out transaction a 50.1% interest in the Eastern deposits and an area of mutual interest around the deposits to AEI in exchange for up to 12,000,000 share purchase rights in AEI, as well as carried exploration and a carried interest for a mine costing up to CDN $1,800,000,000 with a requirement for the Company to repay AEI its share of the mine development cost from cash flow derived from the mine. This agreement will form the base of Roche Bay plc's economic interests in the coming years.

Directors' Report (Continued)

Business Review

Roche Bay Magnetite Project

The Company holds 100% interest in seven 21-year renewable Government of Canada Mineral Leases on 10,973 acres located near Roche Bay, on Melville Peninsula, in the Baffin Mining District of Nunavut, Canada. These leases require annual lease payments (at year end exchange rates) of US$9,455 for those leases expiring in 2019, and $9,553 per year for those leases expiring in 2021. All leases are renewable, and are expected to be renewed.

By agreement dated 1 March 1979, the previous leaseholder granted a royalty interest to a third party based on 5% of the crown royalty interest on the 10,973 acres of mining leases currently held. On 6 March 1979, the previous leaseholder granted royalties to third parties based on 18.75% of the crown royalty. There is also a 1/48 net profits interest royalty outstanding as of 1 January 1969.

Dividends

There were no dividends declared during the year.

Directors and Their Interests

The directors who served during the year were as stated on page 6.

The interests of the directors in the shares of the Company in the year were as follows.

Director	Shares held at 31 March 2007	Shares held at 31 March 2006
Benjamin J. Cox	32,000	2,000
Joseph J. Cox	4,000	4,000
Peter Vanderwicken	4,826	4,826
John W. Abernethy	7,500	7,500
Pelagie Sharp	100	100

The Directors granted the management bonuses totalling 48,000 shares after the end of the financial year upon the closing of the agreements with AEI. The Directors granted another 15,000 shares on 1st June, and consulting agreements with certain former members of management provide for an additional 60,000 shares that will be earned out over the next three years with 15,000 shares vesting each June 1st with the strike price at the par value, provided that certain conditions are met. All of these transactions were completed after the close of the fiscal year.

The Directors also approved, upon recommendation of the Board's Compensation Committee, the allocation to management, directors, staff, and consultants of 10% of the Advanced Explorations share rights received by the Company. The Committee's view was that these individuals had, against substantial difficulty, helped to achieve a transformative series of transactions that are highly beneficial to the Company and its investors. Moreover, since this additional compensation is in the form of share purchase rights in AEI, it is not dilutive to Roche Bay or its shareholders.

Directors' Report (Continued)

This allocation of AEI share purchase rights is per the following table:

Recipient	Percent of Total	Number of Share Rights
Moshe Cohen	5.25%	63,000
Candace Ramcharan	5.25%	63,000
Dirk Swartz	5.25%	63,000
Daniel Botes	8.00%	96,000
Benjamin J. Cox	40.00%	480,000
Joseph J. Cox	6.50%	78,000
John Abernethy	6.50%	78,000
Peter Vanderwicken	6.50%	78,000
Consultants (7 individuals)	16.75%	201,000
Total	100.00%	1,200,000

The Company signed an agreement dated 23 December 2005 to compensate Benjamin J. Cox for his work on the project over the last six years. The terms of compensation were set at $120,000 a year in cash, $264,300 in the form of 88,100 shares, and 480,000 restricted shares. The restricted share grant vests at the rate of 5,000 shares per quarter, and will entirely vest upon the occurrence of any of several material events. Subsequent to the fiscal year-end, this contract was earned out via the Advanced Explorations agreements and 351,900 shares were issued to a charitable foundation run by Mr. Cox. As of 1st June no further shares are owed under this agreement.

Directors' Meetings and Compensation

During the fiscal year the Board of Directors held 22 meetings, as well as several informal discussions; all directors except one were present for at least 90% of the meetings.

Each non-executive director receives a monthly fee of $1,800. These fees may be received, at each director's option, in cash or shares. Shares issued for such compensation for fiscal 2007 were valued at $7.70 per share.

Share Options

As of 31 March 2007, there was outstanding a broker warrant to purchase 10,000 shares at £3 per share by Williams de Broe, a London banking firm.

As part of the Company's financing in April 2006, it agreed to a "ratchet fee" with two institutional investors, RAB Capital and AM^2. Full details of this Contingent Liability are provided in Note 11.

Directors' Report (Continued)

Directors' Responsibilities

The Directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The Directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 20 June 2007.

Benjamin J. Cox
Director

Peter Vanderwicken
Director

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF ROCHE BAY PUBLIC LIMITED COMPANY

We have audited the financial statements of Roche Bay plc for the year ended 31 March 2007 set out on pages 14 to 21. These financial statements have been prepared under the historical cost convention and the accounting policies set out on page 17.

This report is made solely to the Company's members as a body, in accordance with the Companies Ordinance 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors are responsible for the preparation of financial statements in accordance with applicable law and Gibraltar Accounting Standards (Gibraltar Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant Gibraltar legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the relevant financial reporting framework and are properly prepared in accordance with Gibraltar Law. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Directors' Report and other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it or material inconsistencies with the financial statements.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support.

AUDITORS' REPORT (Continued)

In connection with the other information contained in the Annual Report we also draw attention to the content of the Forward-Looking Statement on page 5.

In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2007, and of the loss for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999.

Gibraltar, 20 June 2007

Moore Stephens
CHARTERED ACCOUNTANTS

PROFIT AND LOSS ACCOUNT
For the year ended 31 March 2007

	Note	31 March 2007	31 March 2006
		$	$
Income			
Interest Received		40,060	-
Expenditure	9	1,679,360	1,021,629
Loss for the period		1,639,300	1,021,629
Accumulated Loss at beginning of the period		1,764,249	742,620
Accumulated Loss at end of the period		$ 3,403,549	$ 1,764,249

The Company has had no discontinued activities during the year, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognized gains and losses has been produced as the only recognized gains and losses occurring in the year are those disclosed in the Profit and Loss Account.

The notes on pages 17 to 21 form part of these Financial Statements.

BALANCE SHEET
at 31 March 2007

	Note	31 March 2007 $	31 March 2006 $
Fixed Assets			
Mining Resources	2	6,318,848	4,775,676
Investment Property	3	61,435	-
Tangible Movable Fixed Assets	4	115,819	-
		6,496,102	4,775,676
Current Assets			
Cash at Bank		164,636	-
Accounts receivable	5	48,598	-
		$ 213,234	$ -
Current Liabilities			
Accounts Payable - falling due within the year	6	$ 923,204	$ 571,462
Net Current (Liabilities)		$ (709,970)	$ (571,462)
TOTAL ASSETS LESS CURRENT LIABILITIES		$ 5,786,132	$ 4,204,214
Accounts Payable - falling due in more than one year			
Loan from family companies		-	462,493
Total Net Assets		$ 5,786,132	$ 3,741,721
Capital and Reserves			
Called up Share Capital	7,8	67,914	61,016
Share Premium Account	7,8	9,121,767	5,444,954
Profit and Loss account	8	(3,403,549)	(1,764,249)
Total Shareholders' Funds		$ 5,786,132	$ 3,741,721

Signed on behalf of the Board of Directors on 20 June 2007.

Benjamin J. Cox
Director

Peter Vanderwicken
Director

The notes on pages 17 to 21 form part of these Financial Statements.

FUNDS FLOW STATEMENT FOR THE YEAR ENDED 31 March 2007

		$
Opening Bank Balance		-
Closing Bank Balance		164,636
Change in Bank Balance for the period		$ 164,636
Made up as follows:		
<u>Source of Funds</u>		
Issue of Shares for Cash Consideration		3,146,849
Increase in Accounts Payable		
	Falling due within one year	351,742
Total Source of Funds		$ 3,498,591
<u>Application of Funds</u>		
Increase in Fixed Assets		
	Development Costs	1,517,244
	Mining Leases Paid	25,928
	Fixed Property Acquired and improvements	61,435
	Movable Property Acquired	134,432
Decrease in Accounts Payable		
	Falling due after more than one year	462,493
Increase in Accounts Receivable		48,598
		2,250,130
Net Loss Per Accounts		1,639,300
	Less Expenses not affecting the flow of funds	
	Bonus shares issued for services	(536,862)
	Depreciation	(18,613)
Adjusted Net Loss		$ 1,083,825
Total Application of Funds		$ 3,333,955
Total Source of Funds		3,498,591
Less Total Application of Funds		3,333,955
Change in Bank Balance for the period as above		$ 164,636

Signed on behalf of the Board of Directors on 20 June 2007.

Benjamin J. Cox
Director

Peter Vanderwicken
Director

The notes on pages 17 to 21 form part of these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2007

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Ordinance 1930 and the Gibraltar (Companies Accounts) Ordinance 1999 (together, 'Gibraltar GAAP').

a. **Basis of accounting**
The financial statements are prepared in accordance with the historical cost convention.

b. **Reporting currency**
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. **Foreign currency translation**
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. **Fixed Assets**
Tangible fixed assets and intangible fixed assets are stated at their purchase cost, together with any incidental expenses of acquisition.

Depreciation is provided on all fixed assets to write off their cost less residual value over their estimated useful lives. The rates in use on a reducing balance method are as follows:

Mining and geological equipment	30%
Vehicles	25%
Other equipment	20%

No depreciation is provided for Investment Property, as the Directors believe that this is an appreciating asset, and is not used for commercial purposes.

e. **Going Concern**
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet its obligations as they fall due. Further information is set out in the Directors' Report on pages 8 to 11.

f. **Cash Flow Statements**
The Company meets the size criteria for a small company set by the Companies Act 1985, and therefore, in accordance with FRS1: Cash Flow Statements, there is no requirement to prepare a cash flow statement. It was however considered meaningful to include such a statement in this year's report, however no comparative figures for the previous year have been included.

g. **Mining properties**
These are stated at cost, less any provision for diminution in value that may, in the opinion of the directors, have taken place. Under Gibraltar GAAP these costs include developing and maintaining the property. The policy on amortisation is that this will be charged on a straight-line basis over the period over which commercial mining operations are expected to continue. At present no amortisation is being charged until exploitation begins.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2007 (Continued)

	2007 $	2006 $
2. MINING RESOURCES		
Mining Properties		
Balance 1 April 2006	4,775,676	4,757,269
Development Costs	1,517,244	-
Lease Payments made	25,928	18,407
Balance 31 March 2007	$ 6,318,848	$ 4,775,676

The investment in the Mining Properties located at Roche Bay is related to leases granted by the Government of Canada for the exploitation of these sites with regard to their mineral resources. To date, costs for the maintenance of these leases, along with the costs in preliminary studies and development of the properties have been capitalised.

	2007 $	2006 $
3. INVESTMENT PROPERTY		
Investment Residential Property		
Houses at Hall Beach		
At Cost - Acquired May 2006	34,173	-
Improvements	27,262	-
	$ 61,435	$ -

The houses are situated 75 sea kilometres from the mining property and were purchased for use by company staff. They comprise one three bedroom house built in 1974, and one two bedroom house built in 1990.

	2007 $	2006 $
Directors' estimate of combined market value at 31 March 2007	$ 260,000	$ -

	2007 $	2006 $
4. TANGIBLE MOVABLE FIXED ASSETS		
At Cost	134,432	-
Less Accumulated depreciation	(18,613)	-
Book Value of Movable Fixed Assets	$ 115,819	$ -
5. ACCOUNTS RECEIVABLE		
Prepayments	29,538	-
Advances to Suppliers	9,588	-
Float held by development manager	9,472	-
	$ 48,598	$ -
6. ACCOUNTS PAYABLE		
Trade Creditors	104,822	153,162
Amounts due to Directors	681,400	418,300
Provisions	64,482	-
Staff bonus shares accrued	72,500	-
	$ 923,204	$ 571,462

Amounts due to Directors arise from fees for which the payment has been deferred. Terms are interest free with no terms of repayment. It is however anticipated that they will be paid in full during the coming year.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2007 (Continued)

7. CALLED UP SHARE CAPITAL

Authorised share capital	2007	2006
10,000,000 ordinary shares @ $ 0.01 each	$ 100,000	$ 100,000

	Number of Shares	Share Capital $	Share Premium $	Total $
At 31 March 2005	6,101,610	61,016	5,374,194	5,435,210
Shares issued during the year	-	-	70,760	70,760
At 31 March 2006	6,101,610	61,016	5,444,954	5,505,970
Shares issued during the year	689,850	6,898	3,676,813	3,683,711
At 31 March 2007	6,791,460	$ 67,914	$ 9,121,767	$ 9,189,681

The 200,000 shares issued at par were issued in fiscal year 2005 to Borealis Technical Limited on the understanding that all proceeds from the sale of these shares are for the benefit of the Company, and that proceeds will be remitted to the Company or held for the benefit of the Company, or may be loaned to parent company. In the year ended 31 March 2006, the proceeds of the sale of 12,227 shares have been credited to share premium account.

8. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium $	Profit & Loss account $	Total $
At 31 March 2005	61,016	5,374,194	(742,620)	4,692,590
Shares issued during the year				
Loss/Gain for the year		70,760	(1,021,629)	(950,869)
At 31 March 2006	61,016	5,444,954	(1,764,249)	3,741,721
Shares issued during the year	6,898	3,676,813		3,683,711
Loss/Gain for the year			(1,639,300)	(1,639,300)
At 31 March 2007	$ 67,914	$ 9,121,767	$ (3,403,549)	$ 5,786,132

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2007 (Continued)

9. EXPENDITURE

	$	$
Administrative Expenditure		
Audit fees	15,000	-
Borealis Provided Services	220,289	150,000
Conferences	9,079	-
Consulting	180,575	160,382
Directors Fees		
Executive Directors	566,861	418,300
Non Executive Directors	86,400	75,060
General Administrative Expenses	33,757	63,797
Professional Fees, Public Relations and Commissions	415,909	154,090
Telephone and Communication	20,732	-
Travel and Entertainment	130,758	-
	$ 1,679,360	$ 1,021,629

The previous year's Audit Fees were covered by the Management of the ultimate parent company.

10. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended 31 March 2007, the Company was charged $ 220,289 (2006 - $150,000) in fees for administrative services provided by the ultimate parent company.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2007 (Continued)

11. CONTINGENT LIABILITIES

Royalty payment

In 1993, Borealis renegotiated its loan with Mr. G. Gillet, which had been assigned to Boston Safe Deposit & Trust Company (Boston Safe). Under the agreement with Boston Safe, the loan was converted into 10,000 common shares of Borealis and a $ 1,874,675 royalty. The royalty, which is a contingent liability, is to be paid from 25% of the net proceeds from the lease, sale or other disposition, or production on or from its mineral properties. To date, $ 2,625 has been paid to Boston Safe. In 1995, Boston Safe assigned its interest to its nominee, Mitlock Limited Partnership.

The liability only becomes payable if the Company sells, disposes or commences production of the mineral properties. Consequently under Gibraltar GAAP this liability has been reported as a contingent liability.

As security for payment of the royalty, the group gave an assignment of all receivables derived from its mineral properties. Borealis has reassumed 100% of this contingent liability.

Ratchet Agreement

As part of the Company's financing in April 2006, it agreed to a "ratchet fee" with two institutional investors, RAB Capital and AM^2, as detailed below.

In the event that the Company does not obtain a major stock market listing by 31 July 2007, the Company undertakes to pay the investors a fee equivalent to 1% of money invested per calendar month, for a maximum of 18 months, such fee to be paid in newly-issued shares valued at 300 U.K. pence per share. The ratchet fee shall cease to accrue and shall not be payable in the event that each investor sells any shares.

Under this agreement every month that the company does not complete an I.P.O. after July 31st 2007 the company owes RAB Capital 5,000 shares of Roche Bay and AM^2 677 shares. The Company's maximum liability under this agreement is 90,000 shares to RAB Capital, and 8,040 shares to AM^2.

12. CANADIAN REAL PROPERTY

Roche Bay's shares could be considered Canadian Real Property, so investors should seek tax advice before trading them.

13. ULTIMATE PARENT COMPANY

The ultimate parent company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Suite 3G, Eurolife Building, 1 Corral Road, Gibraltar.

14. SUBSEQUENT EVENTS

On 4th of June 2007, the Company entered a joint venture agreement with a Canadian company, Advanced Explorations Inc. (AEI). The agreement provides that AEI will raise the needed capital, up to C$1.8 billion, conduct the exploration and development, and build and operate a mine on behalf of the joint venture. AEI will become the project's operator, responsible for its financing, management and operation. The Company will receive rights to purchase up to 12 million shares in AEI. By the time actual mine construction begins, the Company's interest will be reduced to 49.9% in our Eastern deposits; the Company retains 100% ownership of the Western deposits.

RochePay PLC

RECEIVED

Roche Bay plc

GIBRALTAR COMPANY NUMBER 60527
INFORMATION CIRCULAR
Fiscal Year 2007

1. SOLICITATION OF PROXIES:

This information circular is furnished in connection with the solicitation of proxies by the Management of Roche Bay plc ("the Company") for use at its Annual Meeting of Members to be held 26 June 2007 in Gibraltar and via telephone conference call, with the Record Date of the meeting being 30 April 2007, for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be by mail, e-mail, fax, Internet web site, telephone or in person by Officers and Directors of the Company. The cost of solicitation will be borne by the Company. The information contained herein is given as of 31 March 2007, unless otherwise indicated. All dollar figures set forth are expressed in United States Dollars. The Company's accounts are prepared in conformance with Gibraltar GAAP (Generally Accepted Accounting Principles).

2. QUORUMS AND VOTING:

The authorised share capital of the Company is $100,000, consisting solely of one class of common shares divided into 10,000,000 shares with par value of $0.01 per share, of which 6,791,460 shares were outstanding at the close of business 31 March 2007. Each holder of record of a common share as of the Record Date for the meeting is entitled to attend the meeting and to cast one vote for each share. Proxies are being accepted by hand delivery, mail, e-mail, fax, and the Company's Internet website at www.rochebay.gi. Any resolution to be voted upon at the meeting must be approved by a majority of the votes cast, unless the Company's Articles of Association stipulate a number or proportion of the votes cast in excess of a majority. The meeting will proceed as long as there is a quorum at the meeting place including the voted proxies.

3. REVOCATION OF PROXIES:

Each shareholder has the power to revoke a proxy at any time as long as it has not been exercised. In addition to revocation in any other manner permitted by law, a member giving a proxy pursuant to this solicitation who wishes to revoke the proxy instrument may do so in writing. This revocation must be executed by the member, or by his attorney authorised in writing, or, if the member is a Corporation, under its Corporate seal or by an officer or attorney thereof duly authorised, and received by mailed, or deposited, at any office of the Company, via e-mail to proxy@rochebay.gi, or by fax to +44-207-900-3292 at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting, or adjournment thereof.

4. PRINCIPAL HOLDERS OF VOTING SHARES:

To the knowledge of the Directors and Officers of the Company there is no person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the votes attached to shares of the Company as of 31 March 2007 except:

5,200,000 shares are owned and controlled by Roche Bay Holdings (Barbados) Limited (which is a 98% indirectly owned subsidiary of Borealis Exploration Limited), which is 76.56% of the outstanding shares. A further 7,326 shares are owned and controlled by Borealis Technical Limited (which is a 98% indirectly owned subsidiary of Borealis Exploration Limited), which is 0.11% of the outstanding shares; making Borealis Exploration Limited's total holdings 76.67% of the outstanding shares.

5. ELECTION OF DIRECTORS:

Director	Remaining Term
Moshe R. Cohen	up for election
Jonathan A. Gershlick	up for election
William B. Johnston	up for election
Duncan Kretovich	up for election
Joseph J. Cox	up for election
Peter Vanderwicken	up for election
Benjamin J. Cox	1 year
Daniel M. Botes	2 years
John W. Abernethy	2 years

The proxy will be voted for the following proposed nominees (or for a substitute nominee in the event of contingencies not known at present) who will serve for the term specified for each, or their successors if they are elected or appointed in accordance with the Articles of Association of the Company. Respective reported share totals are as at 1 June 2007.

MOSHE R. COHEN is a nominee to join the Board of Directors for a two-year term. Mr. Cohen has been the Controller of the Company since May 2006 and is one of its two officers. Mr. Cohen served for many years as Financial Director of a large Toyota dealership in Johannesburg, South Africa. Following his move to Israel in 1997, he served on a number of Boards of an Israeli retirement facility called Beth Protea Group, while at the same time acting as financial and business consultant to V Care Medical Systems in Bangalore, India. He is a Chartered Accountant with an Honours Degree in Accounting from the University of South Africa. Moshe R. Cohen beneficially owns directly or indirectly 4,000 shares of Roche Bay plc.

JONATHAN A. GERSHLICK is a nominee to join the Board of Directors for a one-year term. Mr. Gershlick is an economic advisor for the U.K. Government. His work currently involves providing the economic rationale for Government policies to correct market failures affecting small and medium size enterprises with particular responsibility for access to finance issues, tax and regulatory policies. His previous jobs have included macroeconomic forecasting, advising on policies to promote productivity and business growth, and appraising labour market policies. He holds a B.A. in Economics from the University of Liverpool and a M.Sc. in Economics from the University of Southampton. Jonathan A. Gershlick beneficially owns directly 180 shares of Roche Bay plc.

WILLIAM B. JOHNSTON is a nominee to join the Board of Directors for a three-year term. For the past 8 years Mr. Johnston has been a trustee and is currently Chairman of the Street Trustee Family Company Limited (STFC), a company formed to represent the interests of the Clark family in C&J Clark Limited. Previously he spent 25 years with C&J Clark, a large privately owned shoe company, ending as a main board director. During that time, he was, among other matters, responsible for the management of their engineering company; property interests in the U.K.; retailing interests in the U.K. and France, and for making a major acquisition in the U.S. Mr. Johnston also served for 11 years as bursar of a graduate college in Cambridge University. He holds an M.A. from Oxford University and an M.S. from Carnegie Mellon University. William B. Johnston beneficially owns directly or indirectly no shares of Roche Bay plc.

DUNCAN KRETOVICH is a nominee to join the Board of Directors for a one-year term. For the past 12 years Professor Kretovich has been the academic director of the Master of Science in Financial Analysis program at Portland State University in Portland, Oregon. As part of his university duties he has been an advisor to a number of entrepreneurs. His corporate finance experience is with the Dayton-Hudson Company (now Target) where he managed annual expense planning and implementation of the capital budgeting control system. While teaching at the University of Michigan-Flint he served on the board of directors of the Farm Credit Bank of East Central Michigan. He continues to teach company-specific accounting and finance courses and topics at MASCO Corporation in Taylor, Michigan as well as at MASCO's European offices. He received his Ph.D. in finance and accounting from Michigan State University. Duncan Kretovich beneficially owns directly or indirectly no shares of Roche Bay plc.

JOSEPH J. COX became a Director of the Company on 1 August 2001 and is a nominee for re-election for a three-year term. Mr. Cox is currently a financial software design consultant working with DaimlerChrysler Asia Pacific. Prior to this, he worked with WheelTug plc from January 2006 to August 2006. While at WheelTug he developed marketing and financial models that laid the groundwork for the business' current business plans. While with Sabrix, Inc. (from November 2000 to June 2002), he guided the development of enterprise-level international transaction tax software which is now in use by HP, GE, Amazon, Cisco, DaimlerChrysler and others. Mr. Cox has a Masters in Financial Analysis from Portland State University and a Bachelors of Arts in Intellectual History from the University of Pennsylvania. Joseph J. Cox beneficially owns directly or indirectly 6,805 shares of Roche Bay plc.

PETER VANDERWICKEN became a Director of the Company on 11 September 2001 and is a nominee for re-election for a three-year term. He became Chairman on 23 February 2006. He is also a member of the Executive, Audit and Strategy Committees of the Company. Mr. Vanderwicken is a private investor who retired in 2004 upon the sale of Plumstead Group, Inc., a publishing and consulting firm he owned. He is currently also a Director of Borealis Exploration Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, and Power Chips plc. He holds an A.B. degree in history from Princeton University. Peter Vanderwicken beneficially owns directly or indirectly 7,631 shares of Roche Bay plc.

THE PRESENT POSITION AND OFFICE WITH THE COMPANY IF APPLICABLE, AND THE PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE INCUMBENT DIRECTORS AND OFFICERS ARE AS FOLLOWS. UNLESS OTHERWISE STATED, SUCH OCCUPATION OR EMPLOYMENT HAS CONTINUED FOR MORE THAN THE LAST FIVE YEARS.

JOHN W. ABERNETHY became a Director of the Company on 27 March 2003. Mr. Abernethy is the Principal of JW Abernethy Management & Consulting Ltd., a personal services consultancy established in 1984 to provide an international clientele of open pit miners and resource project developers with planning and operations advice. He is a Life Member of the Alberta Professional Engineers and Geophysicists Association. Mr. Abernethy's experience includes hands-on management of all phases of major civil construction projects and open pit mines, including feasibility and detailed planning studies and physical operations. Project venues include numerous remote Northern Canadian locations, Australia and South America. John W. Abernethy beneficially owns directly or indirectly 13,135 shares of Roche Bay plc.

DANIEL M. BOTES is Chief Operating Officer of Advanced Explorations Inc., to which he transferred on 1 June as part of the Company's agreements with AEI. As Chief Operating Officer of AEI, he will have day-to-day responsibility for mine engineering, construction, ore processing and all other on-site operations. Previously he was Chief Operating Officer of the Company since May 2006, with similar duties, and was elected to the Board of Directors at the 2006 annual general meeting for a term of three years. Mr. Botes has wide experience in mine engineering and product quality, as well as ore marketing and business strategy. Having completed a degree in Industrial Engineering in November 1997 at the University of Pretoria, he was employed by Iscor Ltd in its Mining Division in South Africa in January 1998, which later became Kumba Resources Limited. During his employment there he held the positions of Senior Industrial Engineer (until April 2001), Head of Quality Assurance (until November 2002), Technical Manager (Kumba Hong Kong) (until February 2005), Marketing Manager (until July 2005) and Manager, Strategic Projects (until May 2006). Daniel M. Botes beneficially owns directly or indirectly 30,000 shares of Roche Bay plc.

BENJAMIN J. COX became a Director of the Company on 1 August 2001. He became President 6 September 2000, and was appointed Chief Executive Officer on 23 March 2003. He is a member of the Executive and Strategy Committees. He speaks regularly at iron and steel industry events and occasionally writes the Roche Bay List updates about the industry. He also regularly consults with investment funds and banks about the mining industry. He is the founder and former CEO of the LinuxFund.org, a charity devoted to advancing Linux and other Open Source Software, where he worked from March 1999 to February 2002. He has an M.B.A. from Portland State University and a B.A. from Brandeis University. Benjamin J. Cox beneficially owns directly or indirectly 42,000 shares of Roche Bay plc.

STM Fidecs Management (Gibraltar) Limited became Corporate Secretary of the Company on 21 May 2001.

6. DIVIDEND VOTE:

As announced on 7th June 2007, the Company has entered into a joint venture agreement with a Canadian company, Advanced Explorations Inc. (*"AEI"*), to develop part of the Company's extensive iron ore deposits in northeastern Canada. Pursuant to the joint venture agreement, AEI issued to the Company rights to purchase shares of AEI, which trade on the Toronto Stock Exchange. At a meeting of the Company's Board of Directors on 3rd June 2007, the directors decided to distribute a portion of such rights in the form of a dividend to shareholders of record on 4th June 2007. This dividend will grant the right to purchase one AEI share for every two shares of the Company held by a shareholder at Canadian $0.35 per share for up to three years from 4th June 2007. Due to a four month restriction on transfer of the rights by the Company, shareholders will receive their dividend on Monday, 8th October 2007.

In view of U.S. securities regulations, the Company's counsel has advised the Company to distribute the rights in one of the following two ways (each of which would be exempt from registration under U.S. securities law). *Option I* would be for the Company to distribute such rights in the form of rights to all shareholders with the strike price of C$0.35 in respect of the rights of the Company's U.S. shareholders (but not any non-U.S. shareholder) being paid by the Company. *Option II* would be for the Company to distribute such rights in the form of rights to non-U.S. shareholders, and cash consisting of the amount realized on the sale of the rights shares of AEI on the Toronto Stock Exchange less the strike price of C$0.35 to U.S. shareholders. As described in the Company's 2007 proxy, you will be asked to vote to permit the Company to choose either Option I or Option II or to require the Company to implement Option II.

If a shareholder votes FOR this provision, your vote means that the Company may effect either *Option I* or *Option II*. If you vote AGAINST this provision, the Company must effect *Option II*. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROVISION.

7. APPOINTMENT OF AUDITORS:

Unless otherwise specified therein, it is presently intended to vote the proxy to appoint Moore Stephens, Chartered Accountants, Gibraltar, as auditors of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Directors to fix their remuneration.

8. INSURANCE:

The Company indemnifies all of its Officers and Directors against any legal actions or threatened legal actions that are in any way related to their relationship to the Company. The indemnification includes paying all legal bills and all costs of any kind relating to any such claims.

9. **INTEREST OF LARGE SHAREHOLDERS IN MATERIAL TRANSACTIONS WITH THE COMPANY:**

Borealis Exploration Limited is paid an annual retainer fee for managing certain administrative functions on behalf of the Company.

10. **GENERAL:**

The Management knows of no matter to come before the Annual Meeting other than the matters referred to in the Notice of the Meeting. If any matters that are not now known to the Management should properly come before the meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person or persons voting it.

The contents and sending of this information have been approved by the Directors of the Company.

Dated 12 June 2007

Roche Bay plc

Benjamin J. Cox
President and Chief Executive Officer

END